March 4, 2020

Johan Kroner
Senior Vice President and Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

       Re: Universal Corporation
           Form 10-K for Fiscal Year Ended March 31, 2019
           File No. 001-00652

Dear Mr. Kroner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services